November 26, 2013

Via EDGAR Filing

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC  20549

Re:                         W. P. Carey Inc.

Registration Statement on Form S-4

Filed October 1, 2013

File No. 333-191517

Dear Ms. Gowetski:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”) and Corporate Property Associates 16 – Global Incorporated (“CPA®:16 — Global”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letters (the “Comment Letters”) dated November 20, 2013 and November 22, 2013.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in each of the Comment Letters.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-191517) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Joint Proxy Statement/Prospectus (“Amendment No. 2”).  For your convenience, we will hand deliver three full copies of Amendment No. 2 as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No.1 to the Joint Proxy Statement/Prospectus on November 14, 2013.

Comment Letter – Dated November 20, 2013

General

1.                                    We note your revised disclosure on page 23 that, if any factual assumptions or representations relied upon in the opinions of counsel are inaccurate, this discussion may not accurately describe the tax consequences of the merger. We further note you are providing the factual assumptions and representations relied upon by counsel. Please note that it is not appropriate to disclaim disclosure in the prospectus and you are responsible for its accuracy. Please revise accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Response:

The disclosure referred to by the Staff appearing on page 23 of the Joint Proxy Statement/Prospectus has been redacted in response to the Staff’s comment.

2.                                    We note that as a condition to and prior to the closing of the merger, CPA®:16 – Global shall have received an opinion of DLA Piper LLP (US) that W. P. Carey has been and will continue to be organized and operated in conformity with the requirements for qualification and taxation as a REIT and that Clifford Chance will deliver a REIT opinion regarding CPA®:16 – Global. If you are not in a position to file your REIT opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed as EDGAR correspondence.

Response:

The opinions requested by the Staff are filed with Amendment No. 2 as exhibits 8.3, 8.4 and 8.5.

Amendment 1 to Form S-4 filed November 14, 2013

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5 Adjustment L, page F-13

3.                                    We note your inclusion of a pro forma adjustment to eliminate of Merger and acquisition expenses. Please tell us how such expenses have a continuing impact in accordance with Rule 11-02(b) of Regulation S-X. Alternatively, you may eliminate this pro forma adjustment from your unaudited pro forma consolidated financial information, though you may continue to disclose but not adjust for merger and acquisition expenses.

Response:

We made pro forma adjustments to remove merger and acquisition transaction costs included in the historical results of W. P. Carey and CPA®:16 — Global from the unaudited pro forma consolidated statements of income as those non-recurring transaction costs were directly related to the two transactions included in the pro forma financial statements, the Merger and the CPA :15 Merger, based on our understanding of Rule 11-02(b).

Specifically, Rule 11-02(b)(5) states: “Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.”[emphasis added]

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Further, we relied upon the Financial Reporting Manual Section 3250 “In Business Combinations,” Topic 3250.1 (c) “Purchase Accounting,” which indicates the following:

“Transaction costs should be recognized in the pro forma statements as follows:

i.                                        Direct, incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either the target or acquirer—No adjustment should be reflected in the pro forma income statement, but the pro forma balance sheet should reflect an adjustment (as the costs are non-recurring and directly related to the transaction)

ii.                                    Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer — An adjustment should remove those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction)

iii.                                Direct, incremental costs related to one or more other acquisitions that are reflected in the historical financial statements of either the target or acquire r— An adjustment should remove those costs from the pro forma income statement only if pro forma effect is given to the other acquisition as well (Last updated: 3/31/2010)” [emphasis added]

Based on this guidance, we only separately disclosed the projected non-recurring total cost of $43.2 million directly related to the Merger expected to be included in the income statement within the next 12 months on page F-11 footnote D, but did not make a pro forma adjustment to the pro forma consolidated income statement for this amount.  We note that we only included a pro forma adjustment to the balance sheet for this amount based on the guidance in Topic 3250.1(c)(i) noted above.

Based on the guidance in Topic 3250.1(c)(ii) noted above, we made pro forma adjustments to the unaudited pro forma consolidated statements of income to remove acquisition expenses directly related to the Merger that were included in the historical statements of income of W. P. Carey and CPA®:16 — Global of $5.2 million and $1.1 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, as described on page F-13 footnote L.

Additionally, based on the guidance in Topic 3250.1(c)(iii) noted above, we made a pro forma adjustment to the unaudited pro forma consolidated statement of income remove $33.4 million of Merger and acquisition expenses directly related to the CPA :15 Merger from the historical statements of income of W. P. Carey for the year ended December 31, 2012 as described on page F-12 footnote F.

Based on the Staff’s comment, we note that we did not, however, clarify that these expenses were non-recurring in nature.  Based on the Staff’s comment, the disclosures in Notes D, F and L have been revised.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Additional Information

In our call with Mark Rakip of the Commission on November 21, 2013, Mr. Rakip requested details of the Merger and acquisition costs and a statement of why management believed that they were non-recurring in nature.

The Merger and acquisition costs included in the historical financial statements of W. P. Carey and CPA®:16 — Global include the following: accounting and other professional fees, legal fees, appraisal services, transfer taxes and other merger expenses as well as other acquisition costs. Management believes that all these Merger and acquisition costs are nonrecurring in nature, based on the guidance in 3250.1(c) noted above. “Other acquisition costs” represent costs associated, with property acquisitions that were accounted for as business combinations during the nine months ended September 30, 2013. These property acquisitions were not given effect in the pro forma because they were immaterial and not directly related to the proposed Merger. We have not reflected a pro forma adjustment to remove the costs associated with our immaterial business combinations from the pro forma consolidated statement of income, and the pro forma consolidated statement of income for the nine months ended September 30, 2013 reflects $4.1 million of non-recurring acquisition expenses for the combined company related to immaterial business combinations. We believe this treatment is consistent with the guidance in Topic 3250.1(c)(iii) noted above.

Item 21. Exhibits and Financial Statement Schedules, page II-3 Form of Exhibit 5.1

4.                                    Please refer to assumptions (a) and (b) in the last paragraph on page two of the opinion. Please explain to us why it is appropriate to include the company’s documents in these assumptions or revise accordingly.

Response:

We have revised the Exhibit 5.1 opinion filed with Amendment No. 2 to indicate that assumption (a) and (b) referenced above by the Staff do not apply to the Company’s documents.

5.                                    Please refer to assumption (ii) on page three of the opinion. Please revise to omit this assumption or explain to us why it is appropriate to assume the company has sufficient authorized shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Response:

We have revised the Exhibit 5.1 opinion filed with Amendment No. 2 to redact assumption (ii) referenced above by the Staff.

Exhibit 23.1

6.                                    Please have your independent registered public accounting firm update its consent with respect to the financial statements for W.P. Carey Inc. as such updated audited financial statements as of and for the period ended December 31, 2012 are included as an exhibit to the Form 8-K filed November 15, 2013.

Response:

Exhibit 23.1 filed with Amendment No. 2 has been revised to reflect the Staff’s comment.

Comment Letter dated November 22, 2013

Form of Exhibit 8.3

1.                                    We note that, on page 3, you state “Only the Company and CPA:16- Global may rely on this opinion. Without our prior written consent, this Letter may not be relied upon by any other person or entity or used for any other purpose.” This language appears to be an inappropriate limitation on reliance. Please revise accordingly.

Response:

Exhibit 8.3 filed with Amendment No. 2 has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Form of Opinion 8.5

2.                                    We note that, on page 3, you state that the opinion expressed in the letter is “solely for the benefit of CPA 16- Global and may not be relied upon by any person or entity.” This language appears to be an inappropriate limitation on reliance. Please revise accordingly.

Response:

The language referenced by the Staff has been deleted as requested.

3.                                    Please revise to include language that counsel consents to the opinion being attached as an exhibit to the registration statement.

Response:

As requested by the Staff, the consent language has been added.

4.                                    We note that, on page 3, you assume that CPA 16- Global qualified as a REIT from 2004 through 2008. Please explain to us why this assumption is included or revise.

Response:

The assumption has been deleted as requested.

In responding to the Staff’s comments, W. P. Carey Inc. and CPA®:16 - Global each acknowledge that:

•                 should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey Inc., at (212) 335-4522.

Very truly yours,

/s/ Trevor P. Bond

Trevor P. Bond

Chief Executive Officer

W. P. Carey Inc.

cc:                              Paul Marcotrigiano, Esq.

W. P. Carey Inc.

Christopher P. Giordano, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Clifford Chance US LLP